                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 1)(1)

                                  Dyntek, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    268180106
                ------------------------------------------------
                                 (CUSIP Number)

  Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239)
                                    262-8577
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 30, 2006
                ------------------------------------------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 5 pages

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.    268180106              13D                             PAGE 2 of 5

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Lloyd I. Miller, III               ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                          (a)  [ ]

                                                                                               (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    PF-OO-AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)

                                                                                [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

        NUMBER OF    7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY         204,890,649
        OWNED BY
         EACH        8     SHARED VOTING POWER
       REPORTING
        PERSON             155,618,476
         WITH
                     9     SOLE DISPOSITIVE POWER

                           204,890,649

                     10    SHARED DISPOSITIVE POWER

                           155,618,476

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    360,509,125

    ** The beneficially owned shares reported herein consist of: (i) 7,787,984 shares of common stock, (ii) 65,232,877 shares of common stock convertible within 60 days of the date hereof, pursuant to the terms of that certain
    Conversion and Settlement Agreement dated March 8, 2006 converting a
    $1,304,657.53 Bridge Note at a conversion rate of $0.02; (iii) warrants to purchase 1,461,538 shares of common stock; (iv) 150,000,000 shares of common stock immediately convertible under a $3,000,000 Junior Secured Convertible
    Promissory Notes due March 2011, at an initial conversion rate of $0.02; and
    (v) a warrant to purchase 15.81% of the Issuer's common stock outstanding on the date of exercise, calculated on a fully diluted basis (as of the date hereof, the warrant is exercisable into 136,026,726 shares).

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                          [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    71.9%

14  TYPE OF REPORTING PERSON*

    IN-IA-OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INTRODUCTION

            This constitutes Amendment No. 1 to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III ("Mr. Miller"), dated March 17, 2006, as amended (the "Statement"), relating to the common stock, par value $0.0001 per share (the "Shares") of Dyntek, Inc. (the "Company"). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

      ITEM 4.  PURPOSE OF THE TRANSACTION

      Item 4 of the Statement is hereby amended by adding at the end thereof the following:

      The purpose of this Amendment is to report that since the filing of the Statement, dated March 17, 2006, a material change occurred in the percentage of Shares beneficially owned by Mr. Miller. Pursuant to that certain Conversion and Settlement Agreement (the "Conversion Agreement") entered into as of March 8, 2006, by and between the Company and Mr. Miller, the parties agreed that a total of $1,304,657.53 owed to Mr. Miller by the Company pursuant to a Bridge Note will convert into 65,232,877 shares of common stock by June 30, 2006, at the latest (at a conversion rate of $0.02). A copy of the Conversion Agreement was attached to the Statement as Exhibit 99.6 and is hereby incorporated by reference. Pursuant to Rule 13d-3(d)(1)(i)(B), as of April 30, 2006, Mr. Miller acquired beneficial ownership of the 65,232,877 shares of common stock increasing his beneficial ownership by greater than one percent.

      ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      Item 5 of the Statement is hereby amended and restated in its entirety as follows:

      (a) Miller may be deemed to beneficially own 360,509,125 Shares of the Company (71.9% of the Shares on the date hereof based on: (i) 148,715,911 Shares outstanding; (ii) warrants to purchase 1,461,538 Shares beneficially held by Miller; (iii) 150,000,000 Shares (assuming a full conversion of the $3,000,000 Junior Secured Convertible Note into Shares at the current conversion rate of $0.02); (iv) a warrant (the "Debt Financing Warrant") to purchase 15.81% of the Shares of Common Stock of the Company outstanding on the date of exercise, calculated on a fully diluted basis (currently the warrant could be exercised into 136,026,726); and (v) 65,232,877 Shares of Common Stock that will be converted pursuant to the terms of the Conversion Agreement).

      As of the date hereof, 155,618,476 of such beneficially owned Shares are owned of record by Trust A-4 (total includes a warrant to purchase 480,769 Shares and 150,000,000 Shares that can be acquired upon the conversion of the Junior Secured Convertible Note); 3,131,046 of such beneficially owned Shares are owned of record by Milfam II L.P. (total includes a warrant to purchase 480,769 Shares); and 201,759,603 Shares are beneficially owned of record by Miller directly (total includes (i) a warrant to purchase 500,000 Shares, (ii) the 136,026,726 shares per the exercise of the Debt Financing Warrant and (iii) 65,232,877 shares upon conversion of the Bridge Note pursuant to the terms of the Conversion Agreement).

      (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Miller may be deemed to have sole voting power for all such shares held of record by Milfam II L.P. and Miller directly.

      (c) Pursuant to the Conversion Agreement, and in accordance with Rule 13d-3(d)(1)(i)(B), as of April 30, 2006, Mr. Miller acquired beneficial ownership of 65,232,877 shares of the Company's common stock.

      (d) Other than Shares held directly by Mr. Miller, persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from, the sale of the reported securities.

      (e) Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2006

                                        /s/ Lloyd I. Miller, III
                                   ---------------------------------------------
                                     Lloyd I. Miller, III